EXHIBIT 95
MINE SAFETY DISCLOSURES
Information in the table below relates to the mining operations of P4 Production, L.L.C., a wholly owned subsidiary of the Company. Section references are to sections of the Federal Mine Safety and Health Act of 1977 (“MSHA”).

Year Ended August 31, 2017	Enoch Valley, South Rasmussen & Blackfoot Bridge Mines (Mine ID 1001854)
Section 104 Significant and Substantial Citations (#)	1
Section 104(b) orders (#)	--
Section 104(d) citations and orders (#)	--
Section 110(b)(2) violations (#)	--
Section 107(a) orders (#)	--
Proposed assessments under MSHA ($)	--
Mining-related fatalities (#)	--
Received Section 104(e) notice (yes/no)	No
Legal actions pending before the Federal Mine Safety and Health Review Commission (“FMSHRC”) at year end (#)	--
Legal actions initiated before the FMSHRC during year (#)	--
Legal actions resolved before the FMSHRC during year (#)	--